SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

INTERNET GOLD-GOLDEN LINES LTD.

(Name of Registrant)

2 Dov Friedman Street, Ramat Gan 5250301, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

Internet Gold-Golden Lines Ltd.

EXPLANATORY NOTE

The following exhibits are attached:

EXHIBIT NO.	DESCRIPTION

99.1	A report of Bezeq - The Israel Telecommunication Corp. Ltd., a controlled subsidiary of B Communications Ltd., Itself a subsidiary of the Registrant, filed with the Israel Securities Authority and the Tel Aviv Stock Exchange - Immediate Supplementary Report - Realization of Undertaking to Provide Credit to the Company.

99.2	A report of Bezeq - The Israel Telecommunication Corp. Ltd., a controlled subsidiary of B Communications Ltd., Itself a subsidiary of the Registrant, filed with the Israel Securities Authority and the Tel Aviv Stock Exchange - Immediate Supplementary Report; Pelephone - Cellcom Cooperation Agreement.

99.3	A report of Bezeq - The Israel Telecommunication Corp. Ltd., a controlled subsidiary of B Communications Ltd., Itself a subsidiary of the Registrant, filed with the Israel Securities Authority and the Tel Aviv Stock Exchange - Immediate Report - Notice of conclusion of temporary interruption of services by D.B.S. Satellite Services (1998) Ltd.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNET GOLD-GOLDEN LINES LTD.
(Registrant)

By	/s/ Doron Turgeman
Doron Turgeman
Chief Executive Officer

Date: June 3, 2016

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EXHIBIT INDEX

The following exhibits are attached:

EXHIBIT NO.	DESCRIPTION

99.1

A report of Bezeq - The Israel Telecommunication Corp. Ltd., a controlled subsidiary of B Communications Ltd., Itself a subsidiary of the Registrant, filed with the Israel Securities Authority and the Tel Aviv Stock Exchange - Immediate Supplementary Report - Realization of Undertaking to Provide Credit to the Company.

99.2	A report of Bezeq - The Israel Telecommunication Corp. Ltd., a controlled subsidiary of B Communications Ltd., Itself a subsidiary of the Registrant, filed with the Israel Securities Authority and the Tel Aviv Stock Exchange - Immediate Supplementary Report; Pelephone - Cellcom Cooperation Agreement.
99.3

A report of Bezeq - The Israel Telecommunication Corp. Ltd., a controlled subsidiary of B Communications Ltd., Itself a subsidiary of the Registrant, filed with the Israel Securities Authority and the Tel Aviv Stock Exchange - Immediate Report - Notice of conclusion of temporary interruption of services by D.B.S. Satellite Services (1998) Ltd.

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